Rio Narcea Gold Mines, Ltd.

C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

January 25, 2006

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA PROVIDES YEAR-END UPDATE

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is pleased to report on its operations in Spain and provide an update on the Company's activities. During 2006, strong cash flows are anticipated from the Aguablanca nickel mine where operations show a steady improvement and nickel prices remain strong. On the gold side, the El Valle and Carlés mines will continue operating underground, with the focus on cost reductions. Their operating status remains under review, taking into account the continuing strong gold and copper prices and the recently announced high grade exploration results at El Valle. The construction of the Tasiast gold project in Mauritania is continuing at full speed with first production expected by mid 2007.

Operations

Aguablanca mine

Commissioning and production of saleable concentrate commenced in early 2005. Plant throughput was constrained due to equipment design problems encountered during start-up operations. A systematic program of changes and de-bottlenecking was implemented by the Company such that by the end of 2005 the plant achieved operating results very close to design specifications. The Company is confident that these results are sustainable and can be further improved during 2006.

A summary of the Aguablanca operating results for the 2005 year and the quarter is shown below:

Operating Results	Year ended December 31	Three months ended December 31	Three months ended September 30	Three months ended June 30	Three months ended March 31
Tonnes of ore milled	**997,224**	**274,434**	258,121	285,224	179,445
Ni head grade (%)	**0.76**	**0.86**	0.83	0.64	0.69
Cu head grade (%)	**0.55**	**0.57**	0.58	0.49	0.57
Ni recovery (%)	**71.3**	**79.3**	76.8	63.7	58.4
Cu recovery (%)	**88.7**	**90.2**	88.5	92.3	82.1
Ni production (000 lb)	**11,863**	**4,085**	3,653	2,564	1,561
Cu production (000 lb)	**10,776**	**3,223**	2,945	2,844	1,764

Since January 1st, 2006, the mills have been treating an average of approximately 190 tonnes per hour (t/h) and further increases up to 235 t/h should be achievable in the near term. The only foreseeable limiting factor to such further increases in throughput is the availability of process water due to the severe drought conditions currently being experienced in the south of Spain. As a precaution the Company has been securing alternatives, over and above the existing water sources, in the event that the drought conditions continue during the year. Grades of nickel and copper in the bulk concentrate have continued to improve and currently average approximately 7% nickel and 7% copper.

During 2005, the Company completed the excavation of a 2,700 meter-long ramp designed to access the mineralization beneath the currently planned Aguablanca open pit. This ramp has facilitated commencement of an underground infill drilling program to test the continuation of ore at depth, will continue during 2006. A regional surface drilling program around Aguablanca is also planned for 2006.

El Valle and Carlés mines

During 2005, the Company continued to produce gold from its El Valle and Carlés underground operations. The substantial reduction of gold production in 2005, compared to the previous years, was primarily due to the depletion of open pit ore and stockpiles and the higher than expected mining dilution experienced at El Valle, mainly due to bad ground conditions. The Company was able to improve grades mined during the last quarter of 2005 which it expects to sustain during 2006.

Operating Results	2005		2004	
	Rio Narcea's operations	Nalunaq ore	Rio Narcea's operations	Nalunaq ore
Tonnes of ore milled [1]	416,131	113,931	606,700	93,800
Grade (g/t)	5.5	16.6	6.4	17.1
Recovery (%)	94.2	96.5	95.0	97.3
Gold production (oz)	68,946	58,766	118,600	50,300

(1) For 2005, the plant processed a total of 530,062 tonnes of ore, achieving recoveries averaging 95.3%.

During the latter part of 2005, exploration conducted from the lower levels of the El Valle mine has demonstrated the high grades and continuity of a mineralized structure called "Area 107", located about 250 meters east of the current mine infrastructure, which warrants further investigation and development. These drilling results, which were announced January 20th, 2006, could have the potential to support continued gold production at El Valle. Notwithstanding the possibility of mining this high grade zone, the Company plans to process approximately 350,000 tonnes of its own ore to produce 47,000 ounces of gold in 2006 at an approximate cash cost of US$485 per ounce. In addition, the plant is expected to continue processing ore from the Nanulaq mine in Greenland, based on a toll treatment agreement with Nalunaq Gold Mine A/S (a subsidiary of Crew Gold Corporation).

Development Projects

Tasiast

In August 2005, the Company announced its decision to proceed with the construction of the Tasiast open pit gold mine in Mauritania, West Africa. During 2005, SENET Engineering of South Africa, retained by the Company for the project, undertook detailed engineering of the plant. The capital expenditure for developing the Tasiast project is expected to be approximately US$63.5 million. The cash cost over the 8-plus year open pit mine-life is expected to average US$240 per ounce.

Most of the equipment and construction materials have been ordered, and the mobilization of contractors to the site is underway. A lump-sum turn-key contract for the construction of the plant and camp installations was signed with SENET on January 20th, 2006. These facilities are expected to be completed during the first half of 2007 with first gold production by mid 2007.

Contemporaneously with project construction, and operating out of the new Tasiast camp as a base, the Company will initiate local and regional exploration programs on its more than 16,000 km² of exploration permits.

Salave

During the first part of 2005, the Company, as part of the feasibility study being prepared for Salave, completed the infill drilling program on the Salave gold deposit and prepared all documentation for the permitting of the project.

In August 2005, the regional Government of Asturias rejected the application for "change of land use" required to develop the project. After a review of its legal options, the Company commenced legal applications to the local courts seeking reversal of the decision and/or monetary damages.

In the event that the decision of the Asturian Government is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation equal to the total investment made to date plus loss of profits as a result of this valuable project not proceeding.

For further information please contact:

Chris von Christierson	David Baril	Steve Dawson
Chief Executive Officer	Chief Operating Officer	Manager. Investor Relations
Tel: + (44) 207 629 2252	Tel: +(34) 98 573 3300	Tel: (416) 956 7470
Fax: + (44) 207 629 1922	Fax: + (34) 98 573 3301	Fax: (416) 956 7471
E-Mail: cvc@sprospecting.com	E-Mail: david.baril@rngm.es	E-Mail: steve.dawson@rngm.com
Web Site: www.rionarcea.com	Web Site: www.rionarcea.com	Web Site: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.